Exhibit 99.1

Robin Energy Ltd. Reports Net Income of $0.5 Million for the Three Months Ended June 30, 2025 and $0.4 Million for the Six Months Ended June 30, 2025.

Limassol, Cyprus, October 1, 2025 –  Robin Energy Ltd. (NASDAQ: RBNE), (“Robin”, or the “Company”), an international ship-owning company providing energy transportation services globally, today announced its results for the three months and the six months ended June 30, 2025.

Highlights of the Second Quarter Ended June 30, 2025:

▪	Total vessel revenues: $2.0 million, as compared to $1.5 million for the three months ended June 30, 2024, or a 33.3% increase;
▪	Net income: $0.5 million, as compared to $0.2 million for the three months ended June 30, 2024, or a 150.0% increase;
▪	Earnings per common share, basic: $0.15 per share, as compared to $0.08 per share for the three months ended June 30, 2024;
▪	EBITDA(1): $0.7 million, as compared to $0.4 million for the three months ended June 30, 2024;
▪	Cash of $39.4 million as of June 30, 2025, as compared to $0.01 million as of December 31, 2024;
▪	Our spin-off (the “Spin-Off”) from Toro Corp. (“Toro”) was completed on April 14, 2025 and our shares commenced trading on the Nasdaq Capital Market under the symbol “RBNE” on April 15, 2025.
▪
In June 2025, we successfully completed four registered direct equity offerings, issuing and selling 3.6 million common shares to certain institutional investors, resulting in gross proceeds of approximately $17.2 million.

Highlights of the Six Months Ended June 30, 2025:

▪	Total vessel revenues: $3.6 million, as compared to $4.0 million for the six months ended June 30, 2024;
▪	Net income: $0.4 million, as compared to $1.4 million for the six months ended June 30, 2024;
▪	Earnings per common share, basic: $0.13 per share, as compared to $0.57 per share for the six months ended June 30, 2024;
▪	EBITDA(1) : $1.0 million, as compared to $1.9 million for the six months ended June 30, 2024;

(1) EBITDA is not a recognized measure under United States generally accepted accounting principles (“U.S. GAAP”). Please refer to Appendix B for the definition and reconciliation of this measure to Net income, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Management Commentary:

Mr. Petros Panagiotidis, Chief Executive Officer of the Company, commented:

“The second quarter of 2025 marked our first full quarter as an independent public company, following the successful completion of our spin-off from Toro and our listing on Nasdaq on April 15, 2025. Since then, we have strengthened our financial position by raising capital, maintaining a debt-free balance sheet, and leveraging our strong liquidity to acquire two LPG vessels—effectively tripling our fleet within a short timeframe.

We also adopted a Bitcoin treasury strategy, underscoring our long-term vision to diversify and further reinforce the Company’s financial flexibility. Looking ahead, we remain focused on pursuing profitable growth opportunities and delivering sustainable long-term value to our shareholders.”

Earnings Commentary:

Second quarter ended June 30, 2025, and 2024 Results

Total vessel revenues, net of charterers’ commissions,  increased to $2.0 million in the three months ended June 30, 2025, from $1.5 million in the same period in 2024. This increase of $0.5 million was mainly associated with the increase in the Available Days of our tanker vessel to 91 days in the three months ended June 30, 2025 from 65 days in the same period in 2024 due to the scheduled dry-dock and special survey of M/T Wonder Mimosa, which initiated and completed in the second and third quarters of 2024. During the three months ended June 30, 2025, our tanker vessel earned on average a Daily TCE Rate of $20,054 , compared to an average Daily TCE Rate of $21,964 earned during the same period in 2024. Daily TCE Rate is not a recognized measure under U.S. GAAP. Please refer to Appendix B for the definition and reconciliation of this measure to Total vessel revenues, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Voyage expenses  for our tanker vessel increased to $0.2 million in the three months ended June 30, 2025, from $0.1 million in the same period in 2024. This increase of $0.1 million was mainly associated with the increase in available days in the three months ended June 30, 2025, as compared to the same period in 2024.

The increase in vessel operating expenses by $0.1 million to $0.6 million in the three months ended June 30, 2025, from $0.5 million in the same period in 2024, mainly reflects the increase in spare parts expenses in the three months ended June 30, 2025, as compared in the same period in 2024.

Management fees amounted to $0.1 million for our tanker vessel in the three months ended June 30, 2025 and in the same period in 2024, as a result of the same Ownership Days of  91 days for each period.

Depreciation expenses amounted to $0.1 million for our tanker vessel in the three months ended June 30, 2025 and in the same period in 2024, as a result of the same Ownership Days of  91 days for each period. Dry-dock amortization charges in the three months ended June 30, 2025 and the same period of 2024 amounted to $0.2 million and $0.1 million, respectively, and this increase of $0.1 million relates to our tanker vessel, M/T Wonder Mimosa, which initiated and completed its scheduled dry-dock and special survey in the second and third quarters of 2024.

General and administrative expenses  in the three months ended June 30, 2025, amounted to $0.41 million, whereas, in the same period of 2024, general and administrative expenses totaled $0.37 million. This increase is mainly associated with (i) incurred legal and other corporate fees primarily related to the growth of our company and becoming a public company on April 14, 2025 and (ii) the flat management fee for the period from January 1 through April 14, 2025 (completion of Spin-Off), amounting to $0.2 million. For the three months ended June 30, 2024, and for the period from January 1 through April 14, 2025 (completion of Spin-Off), General and administrative expenses reflect the expense allocations made to the Company by Toro. For further details of the allocation, please refer to the Combined Carve-Out Financial Statements and related notes included elsewhere in the annual report on Form 20-F filed with the SEC on April 15, 2025.

Interest and finance costs, net, amounted to $(0.2) million in the three months ended June 30, 2025, whereas, in the same period of 2024, interest and finance costs, net amounted to $0.002 million. This variation is mainly due to the substantial increase in interest income for the three months ended June 30, 2024 on our available cash.

Recent Financial Developments Commentary:

Equity update

On the completion of Spin-Off, on April 14, 2025 (a) Toro contributed to us (i) Toro’s one tanker-owning subsidiary (owning M/T Wonder Mimosa) and an additional subsidiary formerly owning the M/T Wonder Formosa and (ii) $10,356,450 in cash for additional working capital (b) we issued to Toro (i) a total of 2,386,731 common shares, par value $0.001 per share, which were then distributed by Toro on a pro rata basis to its common shareholders, and (ii) 2,000,000 1.00% Series A fixed rate cumulative perpetual convertible preferred shares having a stated amount of $25 per share and a par value of $0.001 per share and (c) we issued to Pelagos Holdings Corp, a company controlled by the our Chairman and Chief Executive Officer, 40,000 Series B preferred shares of Robin, par value $0.001 per share.

On June 17, 2025, we issued and sold 965,000 common shares to certain institutional investors at an offering price of $5.25 per share in a registered direct offering. In connection with this registered direct equity offering, we received gross and net cash proceeds of approximately $5.1 million and $4.2 million, respectively.

On June 18, 2025, we issued and sold 860,000 common shares to certain institutional investors at an offering price of $5.25 per share in a registered direct offering. In connection with this registered direct equity offering, we received gross and net cash proceeds of approximately $4.5 million and $4.1 million, respectively.

On June 20, 2025, we issued and sold 763,000 common shares to certain institutional investors at an offering price of $5.25 per share in a registered direct offering. In connection with this registered direct equity offering, we received gross and net cash proceeds of approximately $4.0 million and $3.6 million, respectively.

On June 25, 2025, we issued and sold 1,020,000 common shares to certain institutional investors at an offering price of $3.50 per share in a registered direct offering. In connection with this registered direct equity offering, we received gross and net cash proceeds of approximately $3.6 million and $3.2 million, respectively.

On September 12, 2025, we issued and sold 5,769,230 common shares at a public offering price of $1.30 per share in an underwritten public offering. In connection with this offering, the underwriter partially exercised its overallotment option and purchased an additional 864,770 shares of our common stock at a public offering price of $1.30 per share for additional gross proceeds of approximately $1.1 million. In connection with this offering, including the partial exercise of the overallotment option, we received aggregate gross and net cash proceeds of approximately $8.6 million and $7.7 million, respectively.

On July 15, 2025, we paid to Toro a dividend amounting to $0.1 million on its 1.00% Series A Fixed Rate Cumulative Perpetual Convertible Preferred Shares (the “Series A Preferred Shares”) for the period from April 15, 2025 to July 14, 2025.

As of October 1, 2025, we had 12,628,731 common shares issued and outstanding.

Liquidity/ Financing/Cash flow update

Our consolidated cash position increased by $39.4 million, from $369 as of December 31, 2024, to $39.4 million as of June 30, 2025. During the six months ended June 30, 2025, our cash position increased mainly as a result of (i) $13.1 million of net operating cash flows provided by, and (ii) $26.3 million of net financing cash flows provided by, including the contribution by Toro us of $10.4 million in cash for additional working capital in connection with the Spin Off and the aggregate gross proceeds less paid issuance expenses from registered direct equity offerings amounting to $15.7 million.

Recent Business Developments Commentary:

Allocation of $5.0 million to Bitcoin as a primary treasury reserve asset

On September 9, 2025, we completed allocations in the aggregate amount of $5 million to Bitcoin, as a primary treasury reserve asset, to be executed through a measured, institutional-grade implementation approach. The above allocation comes as part of the newly adopted comprehensive Bitcoin treasury framework, announced on July 31, 2025, targeting up to 50% of its long-term cash reserves, with any potential purchases beyond the initial allocation to be deployed to Bitcoin through disciplined dollar-cost averaging.

Vessel acquisitions

On July 10, 2025, we, through a wholly owned subsidiary, entered into agreement with Toro to acquire a  2015-built 5,000 cbm LPG Carrier vessel, LPG Dream Syrax, for a purchase price of $18.0 million. The vessel was delivered to us on September 3, 2025.

On September 16, 2025, we, through a wholly owned subsidiary, entered into agreement with Toro to acquire a 2020-built 5,000 cbm LPG Carrier vessel, LPG Dream Terrax, for a purchase price of $20.0 million. The vessel was delivered to us on September 25, 2025. As a result of the acquisition of LPG Dream Syrax and LPG Dream Terrax, management has determined that, with effect from the third quarter of 2025, the we operate in two reportable segments: (i) the tanker segment and (ii) the LPG carrier segment.

The terms of the acquisitions above were approved by the independent and disinterested members of our board of directors and Toro’s board of directors, respectively, following the negotiation and recommendation by special committees of the independent and disinterested directors of our board of directors and Toro’s board of directors.

Fleet Employment Status (as of October 1, 2025): During the three months ended June  30, 2025, we operated on average 1.0 vessel earning a Daily TCE Rate(1) of $20,054 as compared to an average of 1.0 vessel earning a Daily TCE Rate(1) of $21,964 during the same period in 2024. Our employment profile as of October 1, 2025 is presented immediately below.

(1) Daily TCE Rate is not a recognized measure under U.S. GAAP. Please refer to Appendix B for the definition and reconciliation of this measure to Total vessel revenues, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Tanker
Name	Type	DWT	Year Built	Country of Construction	Type of Employment	Gross Charter Rate	Estimated Redelivery Date
							Earliest	Latest
Wonder Mimosa	Handysize	36,718	2006	Korea	Tanker Pool(1)	N/A	N/A	N/A
LPG Carriers
Name	Type	DWT	Year Built	Country of Construction	Type of Employment	Gross Charter Rate	Estimated Redelivery Date
							Earliest	Latest
Dream Syrax(4)	LPG carrier 5,000 cbm	5,158	2015	Japan	Time Charter period(2)	$337,000 per month	Dec-25	Jan-27
Dream Terrax(5)	LPG carrier 5,000 cbm	4,743	2020	Japan	Time Charter period(3)	$345,000 per month	Feb-26	Mar-26

(1)	The vessel is currently participating in an unaffiliated tanker pool specializing in the employment of Handysize tanker vessels.
(2)
The vessel has been fixed by the previous owner under a time charter period contract from May 18, 2025 until January 1, 2026 (plus or minus seven days in charterer’s option), at $337,000 per month, plus twelve months at the charterer’s option (plus or minus seven days in charterer’s option). The rate for the optional period will be increased at a rate between 2% and 6% to be mutually agreed between us and the charterer.

(3)	The vessel has been fixed by the previous owner under a time charter period contract of seven months starting from August 2025, at $345,000 per month plus or minus seven days in charterer’s option.
(4)	On July 10, 2025, we, through a wholly owned subsidiary, entered into agreement to acquire Dream Syrax, for a purchase price of $18.0 million. The vessel was delivered to us on September 3, 2025
(5)
On September 16, 2025, we, through a wholly owned subsidiary, entered into agreement to acquire Dream Terrax, for a purchase price of $20.0 million. The vessel was delivered to us on September 25, 2025.

Financial Results Overview:

Set forth below are selected financial and operational data of the three months and six months ended June 30, 2025 and 2024, respectively:

	Three Months Ended		Six Months Ended
(Expressed in U.S. dollars)	June 30, 2025 (unaudited)	June 30, 2024 (unaudited)	June 30, 2025 (unaudited)	June 30, 2024 (unaudited)
Total vessel revenues	$2,011,664	$1,540,517	$3,598,828	$4,019,697
Operating income	$348,228	$184,676	$270,732	$1,392,780
Net income and comprehensive income	$515,860	$182,302	$433,783	$1,362,240
EBITDA(1)	$715,144	$419,918	$999,495	$1,856,583
Earnings per common share, basic	$0.15	$0.08	$0.13	$0.57
Earnings per common share, diluted	$0.03	$0.01	$0.03	$0.09

(1)        EBITDA is not recognized measure under U.S. GAAP. Please refer to Appendix B of this release for the definition and reconciliation of this measure to Net income, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Consolidated Fleet Selected Financial and Operational Data:

Set forth below are selected financial and operational data of our tanker vessel for each of the three and six months ended June 30, 2025 and 2024, respectively, that we believe are useful in analyzing trends in our results of operations.

	Three Months Ended June 30,		Six Months Ended June 30,
(Expressed in U.S. dollars except for operational data)	2025	2024	2025	2024
Ownership Days(1)(7)	91	91	181	182
Available Days(2)(7)	91	65	181	156
Operating Days(3)(7)	91	65	181	156
Daily TCE Rate(4)	$20,054	$21,964	$17,617	$24,763
Fleet Utilization(5)	100%	100%	100%	100%
Daily vessel operating expenses(6)	$6,577	$6,023	$6,840	$6,241

(1)	Ownership Days are the total number of calendar days in a period during which we owned a vessel.
(2)	Available Days are the Ownership Days in a period less the aggregate number of days our vessels are off-hire due to scheduled repairs, dry-dockings or special or intermediate surveys.
(3)	Operating Days are the Available Days in a period after subtracting unscheduled off-hire and idle days.
(4)
Daily TCE Rate is not a recognized measure under U.S. GAAP. Please refer to Appendix B for the definition and reconciliation of this measure to Total vessel revenues, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

(5)	Fleet Utilization is calculated by dividing the Operating Days during a period by the number of Available Days during that period.
(6)	Daily vessel operating expenses are calculated by dividing vessel operating expenses for the relevant period by the Ownership Days for such period.
(7)	Our definitions of Ownership Days, Available Days, Operating Days, Fleet Utilization may not be comparable to those reported by other companies.

APPENDIX A

ROBIN ENERGY LTD.

Unaudited Condensed Consolidated Statements of Comprehensive Income

(Expressed in U.S. Dollars—except for number of share data)

(In U.S. dollars except for number of share data)	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
REVENUES
Pool revenues	2,011,664	1,540,517	3,598,828	4,019,697
Total vessel revenues	$2,011,664	$1,540,517	$3,598,828	$4,019,697
EXPENSES
Voyage expenses (including commissions to related party)	(186,786)	(112,838)	(410,169)	(156,626)
Vessel operating expenses	(598,494)	(548,131)	(1,238,068)	(1,135,874)
General and administrative expenses (including related party fees)	(413,887)	(365,157)	(756,423)	(681,605)
Management fees - related parties	(97,461)	(94,549)	(193,851)	(189,098)
Depreciation and amortization	(366,808)	(235,166)	(729,585)	(463,714)
Operating income	$348,228	$184,676	$270,732	$1,392,780
Interest and finance costs, net (1)	167,524	(2,450)	163,873	(8,132)
Other expenses, net(2)	108	76	(822)	89
Income taxes	—	—	—	(22,497)
Net income and comprehensive income , net of taxes	$515,860	$182,302	$433,783	$1,362,240
Dividend on Series A Preferred Shares	(106,944)	—	(106,944)	—
Net income attributable to common shareholders	$408,916	$182,302	$326,839	$1,362,240
Earnings per common share, basic	$0.15	$0.08	$0.13	$0.57
Earnings per common share, diluted	$0.03	$0.01	$0.03	$0.09
Weighted average number of common shares outstanding, basic:	2,817,533	2,386,731	2,603,322	2,386,731
Weighted average number of common shares outstanding, diluted:	16,454,187	16,023,385	16,239,976	16,023,385

(1)	Includes interest and finance costs and interest income, if any.

(2)	Includes aggregated amounts for foreign exchange gains/(losses) and other income, as applicable in each period.

ROBIN ENERGY LTD.
Unaudited Condensed Consolidated Balance Sheets
(Expressed in U.S. Dollars—except for number of share data)

	June 30, 2025	December 31, 2024
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$39,407,386	$369
Due from related parties	262,829	12,376,064
Other current assets	956,566	507,507
Total current assets	40,626,781	12,883,940

NON-CURRENT ASSETS:
Vessels, net	6,589,882	6,875,903
Due from related parties	388,542	388,542
Other non-currents assets	990,031	1,433,595
Total non-current assets	7,968,455	8,698,040
Total assets	48,595,236	21,581,980

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Due to related parties	980,108	—
Other current liabilities	1,273,904	470,158
Total current liabilities	2,254,012	470,158

NON-CURRENT LIABILITIES:
Total non-current liabilities	—	—
Total liabilities	2,254,012	470,158

MEZZANINE EQUITY:
1.00% Series A fixed rate cumulative perpetual convertible preferred shares: 2,000,000 and 0 shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively, aggregate liquidation preference of $50,000,000 and $0 as June 30, 2025 and December 31, 2024, respectively.	25,877,180	—
Total mezzanine equity	25,877,180	—

SHAREHOLDERS’ EQUITY:
Former net parent company investment		21,111,822
Common shares, $0.001 par value: 3,900,000,000 shares authorized; 5,994,731 and 1,000 issued; 5,994,731 and 1,000 shares outstanding as of June 30, 2025 and December 31, 2024, respectively.	5,995	1
Preferred shares, $0.001 par value: 100,000,000 shares authorized; Series B preferred shares: 40,000 and 0 shares issued and outstanding as of June 30, 2025 and December 31, 2024 , respectively.	40	—
Additional paid-in capital	20,704,388	—
Due from stockholder	—	(1)
Accumulated deficit	(246,379)	—
Total shareholders’ equity	20,464,044	21,111,822
Total liabilities, mezzanine equity and shareholders’ equity	$48,595,236	$21,581,980

ROBIN ENERGY LTD.
Unaudited Condensed Consolidated Statements of Cash Flows

(Expressed in U.S. Dollars)	Six Months Ended June 30,
	2025	2024
Cash Flows (used in)/provided by Operating Activities:
Net income	$433,783	$1,362,240
Adjustments to reconcile net income to net cash provided by Operating activities:
Depreciation and amortization	729,585	463,714

Changes in operating assets and liabilities:
Accounts receivable trade, net	(303,922)	322,055
Inventories	(20,346)	(17,709)
Due from/to related parties	12,201,784	5,793,475
Prepaid expenses and other assets	(124,791)	11,461
Accounts payable	(259,998)	(209,322)
Accrued liabilities	410,425	126,251
Dry-dock costs paid	—	(151,680)
Net Cash provided by Operating Activities	13,066,520	7,700,485

Cash flow (used in)/provided by Investing Activities:
Capitalized vessel improvements	—	(37,072)
Net cash used in Investing Activities	—	(37,072)

Cash flows (used in)/provided by Financing Activities:
Net increase/(decrease) in former parent company Investment	329,618	(7,663,396)
Gross proceeds from issuance of common shares pursuant to registered direct offerings	17,157,000	—
Common share issuance expenses pursuant to registered direct offerings	(1,501,182)
Payment of Dividend on Series A Preferred Shares	(1,389)	—
Capital contribution from former parent company due to spin off	10,356,450	—
Net cash provided by/(used in) Financing Activities	26,340,497	(7,663,396)

Net increase in cash and cash equivalents	39,407,017	17
Cash and cash equivalents at the beginning of the period	369	351
Cash and cash equivalents at the end of the period	$39,407,386	$368

APPENDIX B

Non-GAAP Financial Information

Daily Time Charter Equivalent (“TCE”) Rate. The Daily Time Charter Equivalent Rate (“Daily TCE Rate”), is a measure of the average daily revenue performance of a vessel. The Daily TCE Rate is not a measure of financial performance under U.S. GAAP (i.e., it is a non-GAAP measure) and should not be considered as an alternative to any measure of financial performance presented in accordance with U.S. GAAP. We calculate Daily TCE Rate by dividing total revenues (time charter and/or voyage charter revenues, and/or pool revenues, net of charterers’ commissions), less voyage expenses, by the number of Available Days during that period. Under a time charter, the charterer pays substantially all the vessel voyage related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time or other charter, during periods of commercial waiting time or while off-hire during dry-docking or due to other unforeseen circumstances. Under voyage charters, the majority of voyage expenses are generally borne by us whereas for vessels in a pool, such expenses are borne by the pool operator. The Daily TCE Rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance and, management believes that the Daily TCE Rate provides meaningful information to our investors because it compares daily net earnings generated by our vessels irrespective of the mix of charter types (e.g., time charter, voyage charter, pools) under which our vessels are employed between the periods while it further assists our management in making decisions regarding the deployment and use of our vessels and in evaluating our financial performance. Our calculation of the Daily TCE Rates may be different from and may not be comparable to that reported by other companies.

The following table reconciles the calculation of the Daily TCE Rate for our tanker vessel to Total vessel revenues , the most directly comparable U.S. GAAP financial measure, for the periods presented (amounts in U.S. dollars, except for Available Days):

	Three Months Ended June 30,		Six Months Ended June 30,
(In U.S. dollars, except for Available Days)	2025	2024	2025	2024
Total vessel revenues	$2,011,664	$1,540,517	$3,598,828	$4,019,697
Voyage expenses including commissions to related party	(186,786)	(112,838)	(410,169)	(156,626)
TCE revenues	$1,824,878	$1,427,679	$3,188,659	$3,863,071
Available Days	91	65	181	156
Daily TCE Rate	$20,054	$21,964	$17,617	$24,763

EBITDA. EBITDA is not a measure of financial performance under U.S. GAAP, does not represent and should not be considered as an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. We define EBITDA as earnings before interest and finance costs (if any), net of interest income, taxes (when incurred), depreciation and amortization of deferred dry-docking costs. EBITDA is used as a supplemental financial measure by management and external users of financial statements to assess our operating performance. We believe that EBITDA assists our management by providing useful information that increases the comparability of our operating performance from period to period and against the operating performance of other companies in our industry that provide EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including EBITDA as a measure of operating performance benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength. EBITDA as presented below may be different from and may not be comparable to similarly titled measures of other companies. The following table reconciles EBITDA to Net Income , the most directly comparable U.S. GAAP financial measure, for the periods presented:

Reconciliation of EBITDA to Net Income

	Three Months Ended June 30,		Six Months Ended June 30,
(In U.S. dollars)	2025	2024	2025	2024
Net Income , net of taxes	$515,860	$182,302	$433,783	$1,362,240
Depreciation and amortization	366,808	235,166	729,585	463,714
Interest and finance costs, net(1)	(167,524)	2,450	(163,873)	8,132
US source income taxes	—	—	—	22,497
EBITDA	$715,144	$419,918	$999,495	$1,856,583

(1)	Includes interest and finance costs and interest income, if any.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. We are including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intend”, “estimate”, “forecast”, “project”, “plan”, “potential”, “will”, “may”, “should”, “expect”, “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of current or historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these forward-looking statements, including these expectations, beliefs or projections. In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward‐looking statements include generally: the effects of Spin-Off, our business strategy, expected capital spending and other plans and objectives for future operations, including our ability to expand our business as a new entrant to the tanker and liquefied petroleum gas shipping industry, market conditions and trends, including volatility and cyclicality in charter rates (particularly for vessels employed in the spot voyage market or pools), factors affecting supply and demand for vessels, such as fluctuations in demand for and the price of the products we transport, fluctuating vessel values, changes in worldwide fleet capacity, opportunities for the profitable operations of vessels in the segment of the shipping industry in which we operate and global economic and financial conditions, including interest rates, inflation and the growth rates of world economies, our ability to realize the expected benefits of vessel acquisitions or sales and the effects of any change in our fleet’s size or composition, increased transactions costs and other adverse effects (such as lost profit) due to any failure to consummate any sale of our vessels, our future financial condition, operating results, future revenues and expenses, future liquidity and the adequacy of cash flows from our operations, our relationships with our current and future service providers and customers, including the ongoing performance of their obligations, dependence on their expertise, compliance with applicable laws, and any impacts on our reputation due to our association with them, the availability of debt or equity financing on acceptable terms and our ability to comply with the covenants contained in agreements relating thereto, in particular due to economic, financial or operational reasons, our continued ability to enter into time charters, voyage charters or pool arrangements with existing and new customers and pool operators and to re-charter our vessels upon the expiry of the existing charters or pool agreements, any failure by our contractual counterparties to meet their obligations, changes in our operating and capitalized expenses, including bunker prices, dry-docking, insurance costs, costs associated with regulatory compliance and costs associated with climate change, our ability to fund future capital expenditures and investments in the acquisition and refurbishment of our vessels (including the amount and nature thereof and the timing of completion thereof, the delivery and commencement of operations dates, expected downtime and lost revenue), instances of off-hire, fluctuations in interest rates and currencies, including the value of the U.S. dollar relative to other currencies, any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity breach, existing or future disputes, proceedings or litigation, future sales of our securities in the public market, our ability to maintain compliance with applicable listing standards or the delisting of our common shares, volatility in our share price, potential conflicts of interest involving members of our board of directors, senior management and certain of our service providers that are related parties, general domestic and international political conditions, such as political instability, events or conflicts (including armed conflicts, such as the war in Ukraine and the conflict in the Middle East), acts of piracy or maritime aggression, such as recent maritime incidents involving vessels in and around the Red Sea, sanctions “trade wars” (including the imposition of tariffs) and potential governmental requisitioning of our vessels during a period of war or emergency, global public health threats and major outbreaks of disease, any material cybersecurity incident, changes in seaborne and other transportation, including due to the maritime incidents in and around the Red Sea, fluctuating demand for tanker and LPG carriers and/or disruption of shipping routes due to accidents, political events, international sanctions, international hostilities and instability, piracy, smuggling or acts of terrorism, changes in governmental rules and regulations or actions taken by regulatory authorities, including changes to environmental regulations applicable to the shipping industry and to vessel rules and regulations, as well as changes in inspection procedures and import and export controls, inadequacies in our insurance coverage, developments in tax laws, treaties or regulations or their interpretation in any country in which we operate and changes in our tax treatment or classification, the impact of climate change, adverse weather and natural disasters, accidents or the occurrence of other unexpected events, including in relation to the operational risks associated with transporting LPG, crude oil and/or refined petroleum products and any other factors described in our filings with the SEC.

The information set forth herein speaks only as of the date hereof, and we disclaim any intention or obligation to update any forward‐looking statements as a result of developments occurring after the date of this communication, except to the extent required by applicable law. New factors emerge from time to time, and it is not possible for us to predict all or any of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these foregoing and other risks and uncertainties. These factors and the other risk factors described in this press release are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.

CONTACT DETAILS
For further information please contact:

Investor Relations
Robin Energy Ltd.
Email: ir@robinenergy.com